                                                                  EXHIBIT (a)(9)

As you may know, Extreme recently announced its intent, subject to market and other conditions, to offer $175 to $200 million of Convertible Subordinated Notes due 2006 in a private placement. Interest on the notes will accrue at an annual rate of 3.5%. The notes will mature on December 1, 2006 and are convertible into Extreme common stock at a conversion price of approximately $20.96 per share. The closing of the offering is subject to customary closing conditions. Extreme intends to use the net proceeds of the anticipated offering for working capital and other general corporate purposes.

Please remember that the deadline for submitting the Online Election Form is 12 midnight, Pacific Time, on Monday, December 3, 2001.

If you have any questions about the stock exchange program, please contact Bill Barthell in the Legal Department. Questions about your stock options and grants may be referred to Anna Baca in Stock Administration.